

INVEST IN **POCSTOCK**

Join us in building the world's largest and most inclusive content company

pocstock.com   Newark, NJ   in   ⊙   🔊 | Technology | | B2B | | Minority Founder | | Media |

Highlights

1 Raised $1.6MM in seed funding; with $500k from VC

2 $1MM+ in lifetime sales | 1.2k+ Customers including AAA, Adobe, Google, Microsoft, Meta, Samsung

3. Proprietary tech platform | library of 800k+ images | 900+ contributors across 60+ countries

4. Development of an Inclusive AI platform in progress. A working prototype is available

5. Entered global content partnership with Canva to increase access to inclusive imagery for 100m users

6. Mentioned in Adweek, Forbes, The Grio, Blavity, Yahoo, and TechCrunch

Featured Investor

 **9.58 Venture Partners**
Invested **$500,000** ⓘ

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Investing in and mentoring the best technology startups, alongside world class athletes. Typical investment entry points at Seed, A & B rounds.
958vp.com

Fred Toney, General Partner & Co-Founder

"Their vision aligns perfectly with ours and the athletes, entertainers, and influencers we work with."

Our Team

 **Steve Jones** Founder & CEO

Award-winning entrepreneur. Responsible for growing the company globally. Working to increase market share, building the value of the brand, fostering strategic relationships, and developing innovative technologies.

Our Founders worked at marketing and advertising agencies, Fortune 500 companies,

and photography industry when we discovered the challenge in finding an abundant source of quality diversity content using the leading stock media platforms. pocstock was created to be the world's largest source of positive, high-quality, diversity images.



DeSean Brown Co-Founder & Chief Relationships Officer

Ad agency executive. Responsible for attracting, retaining, and growing our customer and partner relationships



Derrick Larane Chief Operating Officer

Former owner of multi-million dollar digital agency. Responsible for overseeing all aspects of our global operations



Steven Russell Head of Content

Global content leader Ex. Shutterstock Ex. BBC



Chad Comiteau Investor / Advisor

Former hedge fund manager. Current investor.

Join us in building the world's largest and most inclusive content company

JOIN OUR INVESTOR COMMUNITY TODAY!

POCSTOCK, INC. has raised a total of $1.6m to date to fuel the growth of our content library, tech platforms, team, and customer base. This

of our content library, teen platforms, team, and customer base. This crowdfunding round is an opportunity to invest in our next phase of growth and scale. Invest alongside over 200 angel investors, VCs, professional athletes, creators, customers, friends, family, and supporters around the world.



Deion Jones
Professional Football Player



Frances Tiafoe
Professional Tennis Player



Jalen Mills
Professional Football Player



Jonathan Cherins
CEO, Vector Solutions



Kofi Amoo-Gottfried
CMO, DoorDash



Jennifer Comiteau
Comiteau Communications





FUNDING HISTORY

- 2023-24 - Seed Round 3: $775k raised privately, with $500k from VCs

- 2023 - Seed Round 2: $126.5k raised from 179 investors on WeFunder

- 2022 - Seed Round 1: $745.5k raised from private investors

- Securities managed on **Carta.com**

- Funding rounds tracked on **Crunchbase**

- More info on **pocstock.com/investors**

ABOUT US

Founded in 2019, pocstock is an inclusive content company that creates, curates, and licenses images focused on people of color to businesses for commercial, editorial, and artificial intelligence. For decades some of the major stock photography companies have not met the market need for authentic images featuring diverse groups of people from different racial, ethnic, and cultural backgrounds.

We founded pocstock to not only meet those needs, but to become the world's leading supplier of diversity-focused images, insights, and data. We started off our journey providing solutions to advertisers, publishers, and marketers, and are now also to meeting the responsible and ethical dataset needs of AI companies.





Content is King - As a part of our growth plan, we recently opened a 5,000 square foot office and creative studio in heart of Downtown Newark, NJ. This was made possibly by Audible's Business Attraction Program in conjunction with Fidelco Realty Group. We expect our HQ in Newark to serve as a regional hub for our content creators and a space to create unlimited amounts of content.

To fuel the growth of our content, we've built a creator network

To fuel the growth of our content, we've built a creator network comprised of thousands of stock photographers, videographers, producers, directors, freelancers, stringers, and production teams around the word. Our network allows us the ability to produce authentic content using local resources almost anywhere in the world for our global brands partners.



900+
STOCK CONTRIBUTORS

2k+
CREATOR COMMUNITY

60+
COUNTRIES

OUR MARKET IS GROWING

The stock photo and video market is expected to experience strong growth over the next 3 to 5 years from $4.8 billion in 2023 to $7b in 2028, driven by the increasing demand for digital content across industries such as advertising, marketing, technology, and social media.

North America, particularly the United States, and Europe remain the largest markets for stock photography and video, due to the presence of major stock agencies and the high demand from digital marketing and advertising industries.

The Asia-Pacific region is expected to see the highest growth, driven by the expanding digital economy in countries like China, India, and Japan, as well as the rise of social media influencers and increased digital content creation in the region.

OVER 1,200 CUSTOMERS

We have built a diverse customer base of over 1200 businesses across North America including AAA, Adobe, Bank of America, Google, LVMH, Mass Mutual, Meta, Microsoft, Nestle, Prudential, Samsung, Sony Music, and more.

We're currently expanding our sales opportunities in EMEA, APAC, and LATAM via distribution partnerships with larger marketplaces.

Adobe	audible	Canva	COLGATE-PALMOLIVE	credit karma	DELL Technologies	Google
IPG	LVMH	MassMutual	Meta	Microsoft	Omnicom	Prudential
PUBLICIS GROUPE	RUTGERS	SAMSUNG	SAATCHI & SAATCHI	SONY MUSIC	VAYNERMEDIA	verizon

OUR JOURNEY SO FAR

WE'VE BUILT A ONE-OF-A-KIND INCLUSIVE CONTENT COMPANY

5 years ago we started with 1,500 stock photos, and now we have built a brand that is synonymous with ethical and inclusive content. Customers can access our library of over 800,000 stock photos, videos, and illustrations. Our goal is to acquire millions more over the next few years. Our business model involves providing licensed content to businesses including Fortune 500 companies, media & publishers, small and mid-sized businesses, and advertising agencies.





OUR GLOBAL PRODUCTION STUDIO CAN CREATE CONTENT ALMOST ANYWHERE

If our clients cannot find the content they are looking for in stock, we can create it for them via custom photo or video production shoots. We've built a network of over 2,000 photographers, videographers, producers, and directors across 60 countries and can produce content almost anywhere in the world for our global clients.

OUR NEXT MISSION IS TRAINING GENERATIVE AI ON ISSUES OF RACE & CULTURE

Generative AI requires massive amounts of data, and there is a growing need for datasets (imagery + metadata) to train generative AI models on how to recognize people from various cultural and racial backgrounds.

One of the biggest challenges facing generative AI companies today is access to legally and ethically sourced data. Another challenge is finding inclusive data to fill in the gaps of information about diverse people. Our company was built to help them solve these challenges.



According to a recent report by **Goldman Sachs**, Generative AI is projected to increase global GDP by 7% / $7 trillion dollars. We have already started to supply images from our growing niche library of diversity-focused imagery, video, and data to Generative AI companies for training their generative AI models.

MEET OUR BOARD OF DIRECTORS

BOARD OF DIRECTORS

BOARD OF DIRECTORS


Steve Jones
BOARD CHAIRMAN


DeSean Brown
BOARD MEMBER


Dr. dt ogilvie
BOARD MEMBER


Fred Toney
BOARD OBSERVER

AND OUR ADVISORY BOARD MEMBERS

ADVISORY BOARD MEMBERS


Tara J. Agen


Adrienne Fox


Walter Geer III


Rahsan-Rahsan Lindsay


Richard Ortega


Karen Pisciotta


Justin Thomas-Copeland


Marie "Free" Wright

REFERENCE LINKS

- Crunchbase -
  https://www.crunchbase.com/organization/pocstock

- 9.58 Venture Partners - https://www.958vp.com/investments/

- 9.58 Venture Partners - https://www.958vp.com/investments/

- Press Release - "**Inclusive content leader pocstock opens global HQ in Newark, NJ with Ribbon-Cutting hosted by FREE from 106 & Park**"

- Press Release - "**pocstock Appoints Dr. dt ogilvie to its Board of Directors**"

- Press Release - "**Pocstock Raises $1.4M to Increase Diversity and Inclusion in Advertising, Media, and AI Technology**"

- Article - "**Audible's Business Attraction Program Welcomes Latest Companies to Newark**"

- SEC Filings - https://www.sec.gov/edgar/browse/?CIK=0001938424